UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-5

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                              BANCWEST CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   059790 10 5
                                 (CUSIP Number)

                                   BNP PARIBAS
                           16, Boulevard des Italiens
                               75009 Paris, France
                            (011) (33) (1) 4014-7286
                            Attention: Pierre Mariani

                       French American Banking Corporation
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 415-9626
                            Attention: Patrick Saurat
                                 with copies to:

                               Daniel S. Sternberg
                                 Paul E. Glotzer
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                               New York, NY 10006
                                 (212) 225-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         BNP Paribas (successor by merger of Paribas with and into Banque Nationale de Paris, "BNP Paribas") and French American Banking Corporation ("FABC") hereby amend their joint Statement on Schedule 13D dated November 10, 1998, as amended by Amendment No. 1 thereto, dated July 20, 1999 ("Amendment No. 1"), Amendment No. 2 thereto, dated September 20, 1999 ("Amendment No. 2"), Amendment No. 3 thereto, dated November 30, 1999 ("Amendment No. 3"), and Amendment No. 4 thereto, dated February 2, 2000 ("Amendment No. 4") relating to the common stock, par value $1.00 per share (the "Common Stock"), of BancWest Corporation, a Delaware Corporation (the "Issuer") (such Statement on Schedule 13D as amended, the "Schedule 13D"), as set forth below. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

         On the evening of May 4, 2001, BNP Paribas sent a letter (the "Proposal Letter") to a special committee of the board of directors of the Issuer. In the Proposal Letter, BNP Paribas made a proposal to acquire all of the shares of Common Stock that it does not already own at a price of $35.00 per share in cash. A copy of the Proposal Letter is included as Exhibit 6 to this Schedule 13D and is incorporated by reference herein.

         On the morning of May 7, 2001, BNP Paribas issued the press release included as Exhibit 7 to this Schedule 13D which is incorporated by reference herein.

         The transaction described in the Proposal Letter, if consummated, could have one or more of the effects described in sections (a)-(j) of Item 4.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2001

                                     BNP PARIBAS




                                     By: /s/ Pierre Mariani
                                         ---------------------------------------
                                     Name: Pierre Mariani
                                     Title: Head of International Retail Banking


                                     FRENCH AMERICAN BANKING CORP.




                                     By: /s/ Patrick Saurat
                                         ---------------------------------------
                                     Name: Patrick Saurat
                                     Title: Executive Vice President

                                  Exhibit Index

   Exhibit No.                             Description

        6 Letter, dated May 4, 2001, from BNP Paribas to the special committee the board of directors of BancWest Corproation.

        7        Press Release, dated May 7, 2001.